SCHEDULE 13D

Amendment No. 11
Fidelity Private Credit Fund
Common Shares of Beneficial Ownership
Cusip # None

Date of Event Which Requires Filing of This Statement;
May 29, 2024

Cusip # None
Item 1:	Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4:	WC
Item 6:	Delaware
Item 7:	1,709,649.116
Item 8:	None
Item 9:	1,709,649.116
Item 10: None
Item 11: 1,709,649.116
Item 13: 7.946%
Item 14: HC


Cusip # None
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	1,709,649.116
Item 10: None
Item 11: 1,709,649.116
Item 13: 7.946%
Item 14: IN

This statement constitutes Amendment No. 11 ("Amendment No. 11") to the
Schedule 13D originally filed with the Securities and Exchange Commission on March 23, 2023 (the "Original Schedule 13D"), which Original Schedule
13D was amended by Amendment No. 1 on April 26, 2023, and was amended by Amendment No. 2 on May 26, 2023, and was amended by Amendment No. 3 on July 13, 2023, and was amended by Amendment No. 4 on July 28, 2023, and was amended by Amendment No. 5 on August 28, 2023, and was amended by Amendment No. 6 on September 28, 2023, and was amended by Amendment No. 7 on October 27, 2023, and was amended by Amendment No. 8 on November 29, 2023, and was amended by Amendment No. 9 on January 3, 2024, and was amended by Amendment No. 10 on March 1, 2024, and relates to the Common Shares of Beneficial Ownership, of Fidelity Private Credit Fund, a Delaware statutory trust (the "Issuer"), which has its principal executive offices at 245 Summer Street, Boston, MA, 02210 (the "Company").


Except as specifically amended by this Amendment No. 11, the
Schedule 13D is unchanged.

Item 2.	Identity and Background.

The information in Item 2(b)- (c) and (f) is hereby amended by replacing Schedule A thereof with the Schedule A attached hereto.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of the date hereof, FMR Reporters directly own 1,709,649.116 issued and outstanding Common Shares of Beneficial Ownership representing 7.946% of the total amount of Common Shares of Beneficial Ownership and have the sole power to vote and dispose of such shares.*
(c)Schedule C is hereby incorporated by reference.
(d)To the best knowledge of the FMR Reporters, no person other than the FMR Reporters have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.
(e) Not applicable.

*FMR Reporters hold Class I, Class S, and Class D Commons Shares.
These share classes are not considered distinct classes for purposes of
Section 13 of the Securities Exchange Act of 1934, as amended, as the price and voting rights do not differentiate between the three classes. Therefore, this Schedule 13D refers to the shares as Common Shares of Beneficial Ownership.

SCHEDULE A

The name and present principal occupation or employment of each executive officer and director of FMR LLC are set forth below. The business address of each person is 245 Summer Street, Boston, Massachusetts 02210, and the address of the corporation or organization in which such employment is conducted is the same as this business address. All of the persons listed below are U.S. citizens.

NAME				POSITION WITH			PRINCIPAL
				FMR LLC				OCCUPATION

Abigail P. Johnson 		CEO, Director, 			CEO, Director, & Chairman
				& Chairman of the 		of the Board, FMR LLC
				Board

Edward C. Johnson, IV		Director			Director, FMR LLC &
								President of Pembroke
								Real Estate

Gerard McGraw			Director			Director, FMR LLC &
								Executive Vice President

Michael E. Wilens		Director			Director, FMR LLC &
								President of Enterprise
								Services

Stephen C. Neff			Director			Director, FMR LLC

Roberto Braceras		Executive Vice President	Executive Vice President
				& General Counsel		& General Counsel

Margaret Serravalli		Executive Officer		Executive Officer, FMR LLC
								& Chief Administrative Officer

Roger Stiles 			Executive Officer 		Executive Officer, FMR LLC
								& Head of Fidelity Wealth

Sharon Brovelli 		Executive Officer		Executive Officer,
								FMR LLC & President, Fidelity
								Workplace Investing

Ronald DePoalo			Executive Officer		Executive Officer,
								FMR LLC & Head of Fund
								& Brokerage Operations
								& Technology

Kevin Barry			Chief Financial Officer		Executive Officer,
								FMR LLC & Chief Financial
								Officer

Bart Grenier			Executive Officer		Executive Officer,
								FMR LLC & Head of
								Asset Management

Vadim Zlotnikov			Executive Officer 		Executive Officer,
								FMR LLC & Head of
								Fidelity Institutional

Thomas Jessop			Executive Officer		Executive Officer, FMR LLC
								& Head of Fidelity Brokerage

Mona Vernon			Executive Officer		Executive Officer, FMR LLC
								& Head of Human Resources

William Freitas			Executive Officer		Executive Officer, FMR LLC
								& Head of Technology &
								Global Services

SCHEDULE C

During the past 60 days, the following transactions occurred in the Common Shares for cash as set forth below.

			Number of Shares	Price Per
Date			Purchased/(Sold)	Share

4/26/2024*		69,825.63		$25.78

*On April 1, 2024, the Reporting Person's subscription to purchase Class I Common Shares of the Issuer was accepted. On April 26, 2024, the number of shares being purchased by the Reporting Person was fixed when the purchase price per share was determined by the Issuer.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on May 30, 2024, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Common Shares of Beneficial Ownership of Fidelity Private Credit Fund at May 29, 2024.

FMR LLC

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson**

* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number:
0000315066-23-000003.

** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number:
0000315066-23-000038.